

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2013

Via E-mail
Michael C. Arnold
Chief Executive Officer and President
Ryerson Inc.
227 W. Monroe, 27th Floor
Chicago, IL 60606

>   **Re: Ryerson Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed July 17, 2013**
>   **File No. 333-189642**

Dear Mr. Arnold:

　　We have reviewed your responses to the comments in our letter dated July 11, 2013 and have the following additional comments.

Certain United States Federal Tax Considerations, page 176

1. Please remove the word "certain" from the heading and clarify that this section discloses all material U.S. Federal tax consequences.

2. Please clarify that the disclosure in this section is counsel's opinion. Similarly, please have counsel revise Exhibit 5.1 to clearly state that the disclosure in this section of the registration statement is counsel's opinion.

Exhibit 5.1

3. We note that counsel's opinion is limited to the laws of the State of New York, the Delaware General Corporation Law and the Federal laws of the United States. We also note that three of the subsidiary guarantors are incorporated or organized in Pennsylvania and that one is incorporated in Wisconsin. Please have counsel revise its opinion so that it also covers the laws of Pennsylvania and Wisconsin or file separate opinions.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: <u>Via E-mail</u>
       Christopher Greer, Esq.
       Willkie Farr & Gallagher LLP